EXHIBIT 23.01

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-115918) pertaining to the Amended and Restated Martin Marietta Materials, Inc. Common Stock Purchase Plan for Directors, Martin Marietta Materials, Inc. Performance Sharing Plan and the Martin Marietta Savings and Investment Plan; in the Registration Statement (Form S-8 No. 333-15429) pertaining to the Martin Marietta Materials, Inc. Common Stock Purchase Plan for Directors, Martin Marietta Materials, Inc. Performance Sharing Plan and the Martin Marietta Savings and Investment Plan; of our report dated June 26, 2015, with respect to the financial statements and schedule of the Martin Marietta Materials, Inc. Performance Sharing Plan included in the Annual Report on Form 11-K for the year ended December 31, 2014.

/s/ Dixon Hughes Goodman LLP

Raleigh, North Carolina

June 26, 2015